To announce the Company's April 2013 revenues Date of events: 2013/05/10 Contents:

1.	Date of occurrence of the event:2013/05/10

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”):Head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence: Chunghwa Telecom today announced a 2.6% year-over-year increase in unaudited consolidated revenue to NT$18.50 billion for April 2013. Operating income decreased by 3.8% to NT$4.39 billion. Income before income tax decreased by 4.4% to NT$4.50 billion. Net income attributable to owners of the parent decreased by 5.2% to NT$3.67 billion, and EPS was NT$0.47. Although mobile voice revenue decreased by 8.0% attributed to market competition and promotions, mobile communications business revenue increased 9.9% year-over-year, mainly due to the growth of mobile value-added service revenue of 37.7% and the hot selling of smartphones which increased handset sales by 26.3%. Broadband access revenue decreased by 2.5% mainly due to the NCC tariff reduction beginning April 2013. HiNet ISP service revenue increased by 3.5% year over year due to the continual migration of broadband customers to higher speed services. MOD revenue increased 29.9% year over year attributed to the growth in subscribers and the subscription of packages. For traditional fixed line services, owing to the mobile and VOIP substitution, local service revenue and domestic long distance service revenue decreased by 9.4% and 5.9%, respectively. Additionally, ICT project revenue increased while construction revenue from the subsidiary decreased year over year. Operating costs and expenses increased 4.8% year-over-year, mainly due to the increase in costs of goods sold owing to the hot selling of smartphones.

6.	Countermeasures: None

7.	Any other matters that need to be specified: None